December 16, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Liberty Global Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 15, 2024
           Response Dated October 18, 2024
           File No. 001-35961
Dear Charles H. R. Bracken:

        We have reviewed your October 18, 2024, response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
16, 2024, letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 19. Segment Reporting, page II-116

1.     We note your response to prior comment 4. We also note that "Total
Reportable
       Segment" Adjusted EBITDA represents a required ASC 280 measure; however, please note that the measure on a total consolidated basis represents a non-
       GAAP measure and that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP measures in the financial statement footnotes. If you plan to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI's.
 December 16, 2024
Page 2

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology